Mark C Lee
Telephone:  (916) 442-1111
Fax:  (916) 448-1709
leema@gtlaw.com

February 25, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Joseph Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief
Kate Beukenkamp, Staff Attorney

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 2 to Form 8-K
Filed January 19, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

1.
SEC Comment:  Please disclose whether or not you have entered into any non-compete agreements, or the like with Mr. Wang or any other executives or employees.  We note Mr. Wang’s close involvement, receivables collection, and close relationship with suppliers and customers.  In this expanded disclosure, please include a discussion of your considerations for same.

Company Response:  The Company respectfully informs the Staff that, in response to the Staff’s comment, the Company has disclosed on page 3 of Amendment No. 3 to Form 8-K that the Company has not entered into any non-compete agreements or the like with Mr. Wang or any other executives or employees.  Mr. Wang, as the Company’s largest shareholder, is very vested in the success of the Company, and as the Company’s Chairman and Chief Executive Officer, has a fiduciary duty to the Company and its shareholders.  Therefore, the Company believes that a non-compete agreement would not provide the Company with any added protection.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Item 1. Business Description, page 3

Background, page 4

2.
SEC Comment:  We note your amendment and response to comment one in our letter dated December 21, 2010.  Please revise to explain your statement that the parties agreed upon the two percent amount for Mr. Wang’s bonus payments to be paid on a quarterly basis, “based on review of other Chinese based public companies with sales in a similar range as XYT….”  For example, you should state if these were Chinese based public companies recently engaged in reverse mergers with contingent acquisition consideration bonus payment agreements.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has revised page 4 of Amendment No. 3 to Form 8-K to state that the compensation amount provided to Mr. Wang was based on market conditions and review of other Chinese based public companies acquired by U.S. based companies.

Further, although the Company could not locate a comparable bonus program in the public domain, the Company believes that the total compensation to be received by Mr. Wang pursuant to the Exchange Agreement of 15,000,000 shares of common stock of the Company (valued at approximately $0.95 per share in September 2010) and the quarterly two percent bonus payment, capped at $1,500,000 per fiscal year (see Company’s response to Comment 32) totaling approximately $15,750,000 compares favorably with the following companies reviewed:

•
China Bak Battery Inc. (CBAK): The owners received an ownership position of 41.2%, or 20,974,585 shares, when the company was acquired by a U.S. public company.  The value of the shares in March 2007 ($3.75) - value of holdings approximated $78.6 million.

•
Bohai Pharmaceuticals Group, Inc. (BOPH):  The owners received an ownership position of 54.19%, or 8,942,471 shares, when the company was acquired by a U.S. public company.   The value of the shares in April 2010 ($2.10) - value of holdings approximated $19.7 million.

•
GC China Turbine Corp. (GCHT):  The owners received an ownership position of 40.77%, or 24,041,740 shares, when the company was acquired by a U.S. public company.  The value of the shares in April 2010 ($2.74) - value of holdings approximated $65.9 million.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

3.
SEC Comment:  We note your amendment and response to comment two in our letter dated December 21, 2010.  Please quantify the potential range, using numbers and percentages of shares of the company, of proportionate share dilution expected for all existing stockholders of the company, including Mr. Wang

Company Response:  The Company respectfully informs the Staff that, in response to the Staff’s comment, the Company has disclosed on page 5 of Amendment No. 3 to Form 8-K that the Company has quantified the range, using numbers and percentages of shares of the Company, of the proportionate share dilution expected for all existing stockholders of the Company, including Mr. Wang.

4.
SEC Comment:  Discuss how the Exchange Agreement considers a debt financing transaction, which you are currently exploring and whether or not that would be permitted by the Exchange Agreement that “contemplates that the Company will use its best efforts to conduct an equity financing…” and whether any penalties or fees are incurred for debt versus equity financing.

Company Response:  The Company respectfully informs the Staff that, in response to the Staff’s comment, the Company has added to its disclosure on page 5 of Amendment No. 3 to Form 8-K that the Exchange Agreement does not contemplate a debt financing, but there are no penalties or fees for undertaking a debt financing.

Corporate Structure, page 6

5.
SEC Comment:  We note your response to comment five in our letter dated December 21, 2010.  Please disclose specifically the meaning of “relevant welfare and funds and losses made-up” by providing examples, for instance.

Company Response:  The Company respectfully informs the Staff that Article 167 of the PRC Company Law requires that distribution of after-tax profits by a company to its shareholders shall be made after the allocation of relevant welfare and funds and losses made-up. The Company has added disclosure on page 6 of Amendment No. 3 to Form 8-K that the welfare and funds refer to the statutory capital reserve as provided in Article 167 of the PRC Company Law, which requires that 10% of the company’s annual after-tax profits shall be put into the statutory capital reserve account. The losses made-up means that the after-tax profits shall be used to make up previous losses, if any, before being distributed to shareholders.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Strategy, page 6

6.
SEC Comment:  Please expand your disclosure that “[t]hrough its own industry research and documents from the Yunnan Food and Drug Administration, XYT management believes that there are currently only two drug manufacturing companies in Yunnan Province that possess the Internet Transaction Service License.”  Include the basis and support for this statement, including a discussion of the research and documents made and reviewed, respectively.

Company Response:  The Company respectfully informs the Staff that the Yunnan Food and Drug Administration does not keep a list of all companies that have been approved for the Internet Transaction Service License.  The Company has disclosed on page 7 of Amendment No. 3 to Form 8-K that in order to determine how many of these licenses have been approved by the Yunnan Food and Drug Administration, the Company sent a senior employee to review the records of licenses granted over the past eight years.  Upon the review of these records, the XYT employee could only find records that the Yunnan Food and Drug Administration had approved two Internet Transaction Service Licenses.  Both of these licenses were granted to drug manufacturing companies.

7.
SEC Comment:  We reissue comment seven in our letter dated December 21, 2010, in part.  In discussing the stage of the application process for the License of Internet Drug Information Service, please include the date of submission of the application, confirm whether or not the application and all attendant paper work to all agencies are completed and that all fees to same have been paid, disclosing amounts and dates of payment of same.  In this respect, we note that the application may be complete to Yunnan Food and Drug Administration, but that the State Food and Drug Administration also reviews an application, please expand your disclosure to clarify what’s complete, if so, when, and to which agency.  Finally, state whether or not you have received any indication as to status of the consideration of your application by any of the relevant PRC authorities.

Company Response:  The Company respectfully informs the Staff that the Company has added to its disclosure on page 7 of Amendment No. 3 to Form 8-K regarding the status of its application for an Internet Drug Information License with the Yunnan Food and Drug Administration.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Products and Distribution, page 7

8.
SEC Comment:  We note your response to comments 12 and 13 in our letter dated December 21, 2010, but are uncertain why you have deleted the disclosure that was the subject of the comments.  The prior public disclosure was directly tied to understanding the projected goals of the business and to the extent this information remains on file in previously filed public documents, changes should be explained.  Please advise or revise.

Company Response:  The Company respectfully informs the Staff that the Company has added the previously deleted disclosure beginning on page 8 of Amendment No. 3 to Form 8-K and added additional information with respect to the projected goals of its business.

Management’s Discussion and Analysis, page 45

9.
SEC Comment:  We note on page 45 of your Form 8-K that XYT is engaged in drug logistics and distribution through “XYT drug stores, clinics and hospitals, as well as the wholesale distribution of medicine products …to hospitals and XYT stores.”  Please clarify here and elsewhere, as applicable, the nature of XYT’s relationship with the XYT drug stores and whether or not they are a related party.

Company Response:  The Company respectfully informs the Staff that the Company has revised its disclosure with respect to the XYT store on page 47 of Amendment No. 3 to Form 8-K to clarify the nature of the XYT store.

10.	SEC Comment: Please quantify in the first paragraph on page 46 the amount of net sales orders that were placed over the internet in 2010.

Company Response:  The Company respectfully informs the Staff that the Company has revised its disclosure on page 47 of Amendment No. 3 to Form 8-K to provide an estimate of the range of sales orders that were placed over the internet in 2010.

11.
SEC Comment:  We note in footnote 3 of your financial statements that certain of your sales were made to customers with C.O.D. terms but were not settled in cash upon delivery of the product.  Fully discuss this circumstance in MD&A and advise us.  You should quantify in your disclosure the amount of such sales in each period.  Also, explain why you apparently extended credit to customers that were previously determined not to meet the conditions necessary for credit sales.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Company Response:  The Company respectfully informs the Staff that certain sales were made to customers with C.O.D. terms but were not settled in cash upon delivery as Mr. Wang collected such receivables upon customer receipt and acceptance of such products.  Mr. Wang collects such receivables pursuant to XYT’s instructions.  Such receivable collections are represented as “cash sales” in the PRC, and the amount of such receivables collected by Mr. Wang were US$5,945,625, US$17,270,218, and US$26,363,421 during 2007, 2008, and 2009, respectively.  As customers made the payments to Mr. Wang, the Company did not extend credit to customers.  The Company has added disclosure regarding this arrangement on page 49 of Amendment No. 3 to Form 8-K, including disclosure that Mr. Wang has discontinued making payments and collections on behalf of  XYT subsequent to the Exchange Transaction.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

Note 2. Summary of Significant Accounting Policies, page 7

(g) Inventories

12.
SEC Comment:  With a view towards disclosure, tell us if the Company is required to make deposits or advances to its suppliers.  If so, explain to us and disclose how you account for these payments and where they are reported in your financial statements.

Company Response:  The Company respectfully informs the Staff that it is not required to make deposits or advances to its suppliers.

(k) Revenue Recognition

13.
SEC Comment: We note it is your policy to recognize revenue when “collection is reasonably assured.”  In light of Mr. Wang retaining the cash from the collection of accounts receivable, explain to us how you have concluded collection is reasonably assured.

Company Response:  The Company respectfully informs the Staff that after the customers review and accept the products and the delivery service returns a goods receipt note to XYT, the Company then believes collection is reasonably assured.  At such time, XYT will ask Mr. Wang to communicate with such customers to collect cash payments on behalf of the Company.  When the customers make the payments to Mr. Wang, he collects such payments as an agent of the Company to collect the receivables pursuant to XYT’s instruction and the authorization agreement filed as Exhibit 10.4 to Amendment No. 3 to Form 8-K.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

14.
SEC Comment:  We note that your revenue recognition policy is boilerplate recitation of concepts found in SAB Topic 13.  Revise the discussion of your policies to clarify your revenue recognition policy for the Company specific revenue streams, in detail.  For instance, explain how and when you recognize revenue for each product line, such as drugs and small medical devices and for each type customer, such as licensed pharmaceutical users and licensed drug distributors.

Company Response:  The Company respectfully informs the Staff that after the customers review and accept the products and the delivery service returns a goods receipt note to XYT, the Company then believes collection is reasonably assured.  Since the nature of the products, the type of the Company’s customers and the Company’s distribution methods are substantially similar, the revenue recognition policy on variable products is the same.  The Company has revised footnote 2(k) to reflect this policy.

15.
SEC Comment:  We note that you present your revenues on a net basis.  Please disclose the nature of the items netted against revenue.  If management exercises judgment or makes estimates when determining net revenue, such as with rebates or discounts on sales, you should fully disclose within your policy note.

Company Response:  The Company respectfully informs the Staff that the only item netted against revenue is sales tax, specifically the local surcharge of the paid value added tax.  Management does not exercise judgment or make estimates regarding netting such tax against revenue.  The Company does not offer sales rebates for bulk purchases or payment discounts to its customers that would require management to exercise judgment or make estimates when determining net revenues.

(l) Advertising

16.	SEC Comment: If applicable, disclose if you are reimbursed by your suppliers for advertising their products and how you account for such payments, and advise us.

Company Response:  The Company respectfully informs the Staff that it is not reimbursed for advertising suppliers’ products.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Note 3. Due From (To) a Related Party, page 12

17.
SEC Comment:  We note your responses to comment 15 and 16 from our letter dated December 21, 2010.  In light of the growth in the receivable balance, $16,752,110 as of September 30, 2010, it appears Mr. Wang has not remitted any appreciable cash amount to the Company.  Therefore, please further explain to us why the Company should continue to account for this money in the possession of Mr. Wang as a receivable rather than a distribution from stockholders’ equity.

Company Response:  The Company respectfully informs the Staff that the Company continues to account for this money as a receivable rather than a distribution from stockholders’ equity as Mr. Wang is obligated to remit such money to the Company upon its instructions and pursuant to the authorization agreement filed as Exhibit 10.4 to Amendment No. 3 to Form 8-K.  Mr. Wang collects and pays amounts as an agent of XYT pursuant to his contractual obligation and XYT’s instructions.  As of the original date of filing of the Form 8-K, XYT had not yet required Mr. Wang to return the money he had collected to XYT.  The Company has not yet required Mr. Wang to return the money collected as Mr. Wang used such funds to make payments due to suppliers; however, the Company and Mr. Wang are currently in the process of drafting a repayment schedule pursuant to which Mr. Wang will begin remitting payments to the Company until all amounts collected have been transferred to the Company.

18.
SEC Comment:  Regarding your response to comment 15, we have read the Authorization Agreement, filed as Exhibit 10.4 to Amendment No. 2 to your Form 8-K and the disclosure provided in footnote three to the financial statements.  We continue to be confused about the business purpose of this arrangement.  We do not understand how the Company benefits from an arrangement where it relinquishes control of its accounts receivable and subsequent collected cash, and it forfeits any potential income that could be earned from this cash, in exchange for the rationalizations as stated in the agreement and by the Company.  Please expand your footnote, business, MD&A and other related disclosures so that the nature, terms, and business purpose of the arrangement are wholly transparent to readers, and advise us.  You should address each of the rationales for the arrangement, as stated in the Authorization Agreement, and explain the specific benefit they provide to the Company.  You should also balance this disclosure with an explanation of how the limited value of these benefits obtained by the Company justifies the significant cost incurred from transferring receivables, approximately $16.8 million at September 30, 2010.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Company Response:  The Company respectfully informs the Staff that its arrangement with Mr. Wang allows it and Mr. Wang to maintain favorable relationships with customers and suppliers due to prompt payments and frequent communications, reduces certain transaction costs, allows it to obtain favorable prices and discounts due to Mr. Wang’s prompt settlement of certain supplier accounts, and reduces certain liquidity risks due to daily limits and other restrictions on bank withdrawals from business accounts as Mr. Wang’s funds provide an additional liquidity option when needed.  Further, the Company does not believe it is relinquishing control of its accounts receivable as the authorization agreement explicitly states that XYT has good title to such amounts.  The Company has added additional disclosure regarding this arrangement with Mr. Wang to pages 19 and 49 of Amendment No. 3 to Form 8-K, as well as footnote disclosure in Exhibit 99.1(a).

19.
SEC Comment:  Regarding each of the specific reasons for the arrangement given under item three of the Authorization Agreement, provide in your detailed disclosure and your written response to us, an explanation addressing each of our specific concerns stated below.

a.	“In order to make use of Mr. Wang’s client base and social network to promote sales.”
i.	Explain how promoting sales relates to the collection of receivables.
ii.
Explain why Mr. Wang would not normally provide the Company the benefits of his client base knowledge and social networking skills as Chairman and Chief Executive Officer of the Company.  Why is it necessary to cede control of approximately $16.8 million in cash in order to benefit from his knowledge?

Company Response:  The Company respectfully informs the Staff that:
(i)
Mr. Wang’s client base and social network allows him to simultaneously promote sales during the process of collecting receivables, as he is in position to negotiate with customers face to face and inform them of new product offerings or promotions as an agent of the Company.

(ii)
At the early stages of XYT’s existence, Mr. Wang assisted the Company by promoting sales without remuneration. This arrangement allowed Mr. Wang to promote and market XYT during its initial stages, when customers were more familiar with Mr. Wang due to their prior relationship and less familiar with XYT.  Mr. Wang’s communication with such customers enabled him to educate the customers about XYT and inform them of its product offerings so they would gain familiarity with XYT and make future orders with XYT.  Further, the Company does not believe it has ceded control of such cash amount as pursuant to the Authorization Agreement, XYT has good title to the cash collected by Mr. Wang.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

b.	“Direct cash payment made by Mr. Wang to suppliers for expenses, purchases of XYT avoids transaction costs and helps to obtain discounts and favorable prices.”
i.	Identify the transaction costs avoided.
ii.	Explain how the transaction costs are avoided.
iii.	Explain if Mr. Wang is incurring costs that otherwise would have been incurred by the Company.
iv.	Explain why the Company does not have the ability to earn discounts and favorable prices. That is, why is it necessary to obtain discounts and favorable prices through Mr. Wang?

Company Response:  The Company respectfully informs the Staff that the Company’s arrangement with Mr. Wang allows it to avoid transaction costs such as bank fees and delays associated with daily withdrawal limits and other restrictions on business bank accounts.  Many business bank accounts are not able to wire money to unregistered personal accounts.  Most suppliers are private companies that use personal bank accounts.  Therefore, when a company needs to make a payment to a personal account, it must dispatch personnel to withdraw money from the business account to remit to the personal amount.  Further, certain bank accounts have withdrawal limits.  Therefore, cash collections and payments by Mr. Wang help to avoid such associated fees, delays and limitations of business accounts.  In addition, Mr. Wang’s immediate settlement in cash of amounts payable to suppliers may enable XYT to take advantage of discounts and favorable prices, thereby reducing costs to the Company.  Mr. Wang has not incurred significant costs as a result of this practice, and as stated above, has allowed XYT to avoid certain costs and delays.

c.	“Cash payment to trade receivables of XYT collected by Mr. Wang should promote liquidity position and reduce cash flow problems.”
i.	Explain how the loss of control of the cash promotes liquidity. Is not this circumstance detrimental to the Company’s liquidity?
ii.	It appears the loss of a significant amount of cash should create cash flow problems, not reduce such problems, please explain.
iii.	The Authorization Agreement does not appear to require Mr. Wang to remit any of the receivables he has collected on behalf of the Company.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Company Response:  The Company respectfully informs the Staff that, as noted above, Mr. Wang’s cash collections and payments provide it with additional liquidity as the Company is not restricted by daily withdrawal limits and other restrictions on business bank accounts.  Therefore, Mr. Wang’s ability to make cash payments provides the Company with an additional source of liquidity that it wouldn’t otherwise have access to in order to timely fulfill supplier payment terms and take advantage of cash discounts. Although the authorization agreement does not specifically require Mr. Wang to remit receivables collected on behalf of the Company, it does provide that the Company has good title to cash collected by Mr. Wang and that it has all rights and remedies available to it in the event of default by Mr. Wang; therefore, the Company believes it has not lost control of the cash collected by Mr. Wang.  In fact, Mr. Wang’s use of the amounts collected provide additional liquidity to the Company due to Mr. Wang’s ability to immediately settle certain amounts due, thereby taking advantage of discounts and favorable pricing.  In addition, the Company’s management is in the process of drafting a repayment schedule to provide for payments to the Company by Mr. Wang.

20.	SEC Comment: Tell us whether or not the Authorization Agreement is registered with local, provincial or national authorities in the PRC.

Company Response:  The Company respectfully informs the Staff that to the knowledge of the Company, the Authorization Agreement is not required to be registered with local, provincial or national authorities in the PRC.

21.
SEC Comment:  Please disclose whether there is a temporal limit on Mr. Wang’s agreement to, pursuant to the terms of the Authorization Agreement, forgo compensation for his collection service.  We note your statement that Mr. Wang was pleased to assist XYT in its elementary stages.  Please explain.

Company Response:  The Company respectfully informs the Staff that the Company’s reference to “elementary stages” of the Company referred to the startup stage of the Company.  Mr. Wang was willing to help the Company in its startup stage until it managed to become a sustainable business and cash flow positive.  However, there is no temporal limit on Mr. Wang’s agreement to, pursuant to the terms of the Authorization Agreement, forgo compensation for his collection service.

22.
SEC Comment:  We note from the Authorization Agreement that “Mr. Wang has the obligation to settle certain trade payables to suppliers, expenses, purchases of XYT by using the cash collected from the trade receivables.”  Please quantify for us the amounts Mr. Wang has settled and explain to us how the Company accounts for these settlements and where the expenses are reflected in the statement of operations.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Company Response:  The Company respectfully informs the Staff that the “Due to a related party” line item represents the expense and amount that Mr. Wang had paid pursuant to XYT’s instructions.  However, from 2008, the amount Mr. Wang had paid was less than the amount that Mr. Wang collected.  The new value of such amount is represented in the “Due from a related party” line item on the balance sheet.  Please see the Company’s response to Comment 23 below for quantification of such amounts.

23.
SEC Comment:  Please provide us a roll-forward schedule covering all periods presented in your financial statements through September 30, 2010, that starts with the opening amount of cash owed by Mr. Wang, collections of accounts receivable during the period, remittances to the Company, payments made by Mr. Wang on behalf of the Company, and the remaining receivable amount owed to the Company by Mr. Wang.

Company Response:  The Company respectfully informs the Staff that a roll-forward schedule is presented below:

Due from /(to) Mr. Wang	2007	2008	2009	9/30/10
Brought forward	$0	(1,515,430)	2,498,924	11,799,953
Receivables collected By Mr. Wang	5,945,625	17,270,218	26,363,421	16,750,265
Payment made by Mr. Wang on behalf of the Company
Paid to Suppliers1	(7,124,556)	(12,722,945)	(16,304,030)	(11,798,108)
Selling Expenses (commissions, etc.)	(336,500)	(532,919)	(758,362)	0
Carry forward	(1,515,430)	2,498,924	11,799,953	16,752,110

1	Paid to Suppliers refers to amounts paid for inventory purchases. Cost of sales are recognized when such inventories are sold.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Note 8. Other Payable and Accrued Liabilities, page 15

24.
SEC Comment:  In regards to the VAT payable, please explain the nature of this obligation and the reason for its increasing balance. Tell us when the Company is obligated to remit the tax amount to the government taxing authority. Also, please provide us with a roll-forward schedule that covers each period presented in the financial statements through September 30, 2010 and details all of the activities that impact your VAT liability balance including payments of the tax and the incurrence of the tax.

Company Response:  The Company respectfully informs the Staff that according to PRC Value-Added Tax (VAT) Law, all units and individuals engaged in the sales of goods, provision of processing, repairs and replacement services, and the importation of goods within the territory of the PRC are taxpayers of VAT, and shall pay VAT in accordance with these regulations.  The Company calculates VAT Payable as follows:

VAT Payable= Output Tax on VAT invoice issued by the Company – Input Tax on VAT invoice received from suppliers.

Only when issued an output tax VAT invoice and upon receipt of an input tax VAT invoice, the Company is obligated to declare and remit VAT to the government taxing authority in the next month.  The amount of VAT payable is calculated by using output tax to deduct input tax.

In China, receipts for payment are different from VAT invoices as VAT invoices are issued only when customers require the VAT invoice after payment. In other words, if the customers do not require a VAT invoice, no VAT invoice would be issued.

Input VAT invoices are used to net off the output tax but not allowed to be used alone to reclaim money. The input VAT invoices only are valid for three months from the issue date. If output tax is less than input tax, then the surplus input VAT invoices would be wasted.  Therefore, businesses are very careful when they require VAT invoices.

In this case, as most customers of XYT did not require VAT invoices, XYT postponed the requirement for input VAT invoices from suppliers to such time that customers require output VAT invoices. This explains why the output VAT and input VAT appeared imbalanced with respect to its sales and purchases.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Therefore, the Company was not obligated to remit such amount to the government taxing authority. In fact, the Company has not yet received any notice about the VAT settlement from the tax office, and the amount of VAT payable varies with output tax and input tax VAT invoices.  However, the Company's management through consultation with its independent auditors, considered it would be fiscally conservative and prudent to provide for VAT payables on the financial statements to reflect such potential contingent liability of the Company.  A roll-forward of the VAT tax is presented below:

VAT Payable	2007		2008	2009	9/30/2010
Opening	RMB	29,782.55	6,050,933.38	21,980,058.57	50,440,368.86
Dr-Paid	RMB	345,810.13	252,329.38	62,521.66	80,973.00
Cr-Accrual	RMB	6,366,960.96	16,181,454.57	28,522,831.95	23,681,762.00
Balance	RMB	6,050,933.38	21,980,058.57	50,440,368.86	74,041,157.52
FX rate		7.3046	6.8225	6.8268	6.7011
USD		$828,373.00	3,221,701.51	7,388,581.60	11,049,105.00

In addition, in response to the Staff’s comment, the Company added a risk factor on page 42 of Amendment No. 3 on Form 8-K/A related to taxes in general and the VAT payable in particular.

25.	SEC Comment: With a view towards disclosure, please tell us where you have recorded the VAT tax in your income statement.

Company Response:  The Company respectfully informs the Staff that according to VAT law in PRC, revenue represented on income statement does not include VAT, and VAT is not recorded on the income statement.

Statutory Reserve Funds

26.
SEC Comment:  We note on page 39 that your PRC subsidiary is required to allocate a percentage of profits to a statutory general reserve fund. Disclose in a separate footnote your financial obligations and commitments with respect to maintaining your statutory reserve funds.

Company Response:  The Company respectfully informs the Staff that it has updated the relevant footnotes accordingly to disclose its financial obligations and commitments with respect to maintaining its statutory reserve fund.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

27.
SEC Comment:  We note your responses to comment 19 and 21 in our letter dated December 21, 2010. It is our understanding that on June 25, 2010, Mr. Billingsley, through his company FCPG HK, purchased XYT for the equivalent of US$300,000 from Mr. Wang and Ms. Gong. Then, on July 5, 2010, Mr. Billingsley sold the entire combined company allegedly valued at around US$2.3 million back to Mr. Wang for HK$100. We note in your response to comment 17 that the June 25th and July 5th transactions between Mr. Billingsley and Mr. Wang were done in contemplation of one another. Therefore, it appears inappropriate to record these separate transactions under purchase accounting. It appears the purpose was to form a holding company for XYT, in a WFOE structure, and therefore should be recorded as a reorganization/recapitalization of XYT at historic cost. Furthermore, the lack of an economic purpose of the July 5th transaction supports accounting for the June 25th transaction as between entities under common control. See ASC Topics 805-50-45.

Company Response:  The Company respectfully informs the Staff that on September 15, 2010, after the July 5, 2010 transaction and June 25, 2010 transactions were completed, the Company acquired FCPG HK, FCPG HK and XYT become the Company’s wholly owned subsidiaries and Mr. Wang became a 25% shareholder of the Company.  These three transactions were initially planned tightly together.  To obtain approval from the Kunming Bureau of Foreign Investment, a valuation is conducted in China to establish the value that is to be paid (consideration) to transfer the shares to Hong Kong.  The valuation in this case was approximately US$300,000.  Mr. Wang arranged for funds to be wired from FCPG HK to XYT to satisfy the government that consideration was received for the transfer of shares.  Mr. Wang arranged a loan to FCPG HK (based on his personal covenant) and then repaid the loan (see response to Comment 28 below).  After the arrangement, Mr. Wang, the original shareholder of XYT became the 25% shareholder of the Company.  For the whole group and whole arrangement point of view, the July 5 transaction and June 25 transaction were the intermediate steps necessary to carry out the whole arrangement and should not be treated as isolated arrangements, which is why the Company prefers not to consider such steps as a reorganization/recapitalization of XYT.

28.
SEC Comment:  We note that FCPG HK was established in April 2010 for the purpose of investing in and holding XYT. Tell us who legally established FCPG HK, who capitalized it, and from whom it obtained the RMB 2.0 million in order to acquire XYT.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Company Response:  The Company respectfully informs the Staff that FCPG HK was legally incorporated by Douglas Billingsley, utilizing a Hong Kong based service, to aid Mr. Wang in the establishment of a WFOE structure for XYT.  No capital was provided to FCPG HK.  In July 2010, FCPG HK acquired 100% of the shares of XYT for HK$2,281,773.00.  The funds were obtained by a short term loan from Extension Trading Limited and Clever Wit Limited, companies who specialize in these loans, secured personally by Mr. Wang.  On July 15, 2010, the loans from Extension Trading Limited and Clever Wit Limited were repaid by Mr. Wang, and a fee of approximately US$7,000 was paid to the lenders.

29.
SEC Comment:  We note your response to comment 18 in our letter dated December 21, 2010. Please explain how the acquisition of a shell Hong Kong Company was a business decision made to expedite the process of making XYT a WFOE, including discussion of whether a HK company is required to make XYT a WFOE, and other avenues available and considered, including the benefits and detriments of same.

Company Response:  The Company respectfully informs the Staff that, in accordance with the Chinese laws, a wholly foreign-owned enterprise (“WFOE”) shall be completely owned by foreign companies and/or foreign individuals. To comply with such requirement, XYT’s original shareholders are required to become foreign companies and/or foreign individuals. Among the foreign companies, a Hong Kong company is not required but ideal, as Hong Kong is closer to mainland China, compared to other foreign jurisdictions, either in culture or in business, and a Hong Kong company may enjoy more favorable tax treatments. That is why the acquisition of a shell Hong Kong company was a business decision. After the acquisition of XYT’s shares, FCPG HK became the sole shareholder of XYT, and XYT became a WFOE under the Chinese laws.

30.
SEC Comment:  We note that as a condition to closing the equity Exchange Agreement, effective September 15, Mr. Wang was appointed to the combined company's board of directors as Chairman. Besides Mr. Wang, we also note that as a result of this exchange of equity interests, apparently all directors and executives of the acquirer, E-Dispatch, resigned and were replaced by directors and executives related to the acquiree, FCPG HK. Please clarify for us how you identified that the registrant (formerly E-Dispatch) was the acquirer. As the stockholders of the acquirer appear to be passive investors, the pertinent facts and circumstances you should particularly consider in identifying the acquirer in this business combination is the composition of the governing body and senior management of the combined entity, both usually appointed and dominated by the acquirer. See ASC Subtopic 805-10-55.

Company Response:  The Company respectfully informs the Staff that the following factors were considered:

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

First, ASC 805-10-55-12 states that the acquirer in a business combination is “usually the entity that issues its equity interests.”  In this case Registrant had issued its equity interest to the stockholder of FCPG HK.

Other factors to consider:

i)
The relative voting rights in the combined entity after the business combination - ASC 805-10-55-12(a) states “The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.” The stockholders of Registrant retained 75% of the voting interest in the combined entity and no additional special voting rights were granted to the stockholders of FCPG HK.

ii)
The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest - ASC 805-10-55-12(b) states “The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” At the closing of the transaction, Mr. Wang held 25% of the voting interest while the outgoing director, Robert Macutay held approximately 21% of the voting interest with no other shareholder owning more than 5% of the voting interest.  However, Mr. Macutay and other original shareholders in the Registrant when combined would far exceed the 25% voting interest held by Mr. Wang and while there is no explicit voting agreement by such shareholders, their aligned interest and combined voting power would clearly exceed Mr. Wang’s ability to take control of the governing body of the combined entity.

(iii)
The composition of the governing body of the combined entity - ASC 805-10-55-12(c) states “The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” Consideration is given to the initial composition of the governing body of the combined entity and the process in place as of the acquisition date governing how subsequent members of the governing body are to be appointed or elected.  At the closing of the transaction, Mr. Robert Macutay, Mr. Aidan Hwuang and Mr. Greg Tse were members of the board of directors of the Registrant. Neither Mr. Hwuang nor Mr. Tse had any affiliation with FCPG HK or XYT prior to the closing of the transaction.  Therefore, after Mr. Wang joined the board of the Registrant and Mr. Macutay resigned from the board, there was no change in majority control of the Registrant.  If there are any vacancies going forward, a majority of board members can appoint a new director, and on an annual basis or at a special meeting, the shareholders of the combined entity can elect directors.  As stated in (ii) above, it is unlikely that Mr. Wang with 25% voting interest would be able to elect a majority of the members of the governing body of the combined entity.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

(iv)
The composition of the senior management of the combined entity - ASC 805-10-55-12(e) states “The acquirer usually is the combining entity whose former management dominates the management of the combined entity.” It is clear that XYT’s management team became the management team of the combined entity, however it is the intent of the combined entity to continue growing and to be a successful public company in the U.S., senior management recognizes the need to hire new independent senior executives. Additionally, the Registrant intends to bring on high level executives to replace or complement the management team currently in place. Therefore, the current management team in place is more transitory in nature as the Registrant’s goal is to build a much more diverse organization with senior executives with U.S. public company experience and relevant industry experience.

(v)
The terms of the exchange of equity interests - ASC 805-10-55-12(e) states “The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity.” The Registrant exchanged 25% of its interest for 100% of the interest of FCPG HK and XYT.  Immediately prior to the execution of the share exchange agreement between Registrant and FCPG HK, Registrant's shares were trading at $0.99 per share.  As a result, Registrant's valuation prior to the consummation of the transaction was approximately $44.55M.  Registrant issued 15M of its shares to the stockholder of FCPG HK valued at $14.85M, and in addition FCPG HK and XYT had stockholder's equity valued at $6.49M (assets of $20.1 less liabilities of 13.61M).  As such, Registrant paid a premium over the precombination fair value of the equity interests of FCPG HK and XYT.

ASC 805 provides no hierarchical guidance on determining who the acquirer is in a business combination but looks at all pertinent facts and circumstances.  As analyzed above, there was no change in majority ownership, no change in majority voting power and no change in the majority of the governing body of the combined entity, and the change in senior management is more transitory in nature and will likely continue to change in the future as the combined entity hires other senior executives that are not affiliated with Mr. Wang, FCPG HK or XYT.  Additionally, the Registrant paid a significant premium for the equity interests of FCPG HK and XYT.  And while the relative size of the combining entity based on assets, revenues or earnings is a factor to consider, it is not determinative on its own, and in this case, is outweighed by the other factors in favor of the Registrant being considered the acquirer.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

31.
SEC Comment:  Please explain the business rationale, as it is unclear to us, why the shareholders of E- Dispatch, Inc., which was a publicly owned shell company prior to the Exchange Agreement, received approximately 75% of the outstanding shares of First China Pharmaceutical Group, Inc. Tell us what they contributed to the transaction in order to obtain control of the Company.

Company Response:  The Company respectfully informs the Staff that this was an arms length transaction that was heavily negotiated and clearly both parties placed a lot of value on the fact that the Registrant is a publicly-traded company in the U.S.  Additionally, the stockholder of FCPG HK saw the high value not just in the Registrant being a U.S. public company but also extrinsic value that a U.S. public company may have in raising capital for growth and additionally, having publicly traded stock to pay for acquisition targets makes it more attractive to acquisition targets.  Further, unlike most share exchange transactions, where only equity may be paid for a target, in this case, instead of seeking more equity, Mr. Wang as a key principal of XYT negotiated to receive cash payments in the form of a guaranteed 2% bonus based on gross sales.  That could result in a very significant payment to Mr. Wang on a quarterly basis (currently estimated at $700,000 for fiscal 2011), and may exceed what he could have realized from appreciation in the Registrant’s stock price.  Therefore, in addition to being an attractive acquirer being a U.S. publicly traded company, the stockholders of the Registrant also relinquished the right to a certain amount of cash flow that could otherwise accrue to them in the form of dividends or other distributions.

Form 10-Q for the Quarterly Period Ended September 30, 2010

32.
SEC Comment:  We note on page 4 of your Form 8-K/A that the Exchange Agreement provides for bonus payments, based on quarterly gross sales of XYT, to be paid to Mr. Wang on a quarterly basis. We are unable to locate the accrual for the September bonus on your balance sheet. With a view towards clarifying disclosure, please explain to us how you have accounted for the bonus payable to Mr. Wang in your September 30, 2010 financial statements.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

Company Response:  The Company respectfully informs the Staff that no bonus payment was accrued for the quarter ending September 30, 2010.  As the transaction contemplated by the Exchange Agreement closed on September 15, 2010, the Company only controlled XYT for 15 days prior to quarter-end, during such period it generated approximately US$1,000,000 in sales.  The Company’s management considered the bonus payable to Mr. Wang for such sales amount immaterial and decided to commence the bonus payment to Mr. Wang beginning with the quarter ending December 31, 2010.  To that end, the Company entered into that certain Bonus Payment Agreement, dated October 7, 2010 (filed as Exhibit 10.3 to the Company’s Form 10-Q for the quarter ended December 31, 2010).  However, pursuant to that certain amendment to the Bonus Payment Agreement dated October 8, 2010 (filed as Exhibit 10.3(a) to the Company’s Form 10-Q for the quarter ended December 31, 2010) in order to ensure the Company has sufficient working capital to execute its business plan, Mr. Wang agreed to waive his right to receive the contemplated bonus payments for the Company’s fiscal year ended March 31, 2011.

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

Securities and Exchange Commission
Division of Corporation Finance
February 25, 2011

***

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang

By:	Zhen Jiang Wang
Title:	Chief Executive Officer